Benchmark Electronics, Inc. 3000 Technology Drive Angleton, TX 77515 Main Telephone 979-849-6550 FAX 979-848-5294

December 14, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	Benchmark Electronics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-10560

Dear Mr. Gilmore:

The following information and comments are provided in response to your letter dated November 30, 2009 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”). Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
We note that your largest customer, Sun Microsystems, Inc., represented 16% and 22% of your sales for the years 2008 and 2007, respectively. Please provide us with a description of the material terms of your relationship with Sun Microsystems, Inc. As a related matter, please amend your document to file as an exhibit any agreement governing the relationship between you and Sun Microsystems, Inc. or provide us with your analysis as to why you believe you are not substantially dependent upon such agreement. See Item 601(b)(10) of Regulation S-K.

Response:  In Item 1. Business on page 9 of the Form 10-K, our discussion of “Marketing and Customers” discloses our relationship with our customers, which includes our relationship with Sun Microsystems, Inc., as follows –

We generally enter into supply arrangements with our customers. These arrangements, similar to purchase orders, generally govern the conduct of business between our customer and ourselves relating to, among other things, the manufacture of products which in many cases were previously produced by the customer itself. Such arrangements generally identify the specific products to be manufactured, quality and production requirements, product pricing and materials management. There can be no assurance that at any time these arrangements will remain in effect or be renewed.

We do not have any single or series of related contracts with any customer, including Sun Microsystems Inc., that we consider material to our business. Rather, in the ordinary course of our business we enter into agreements of limited scope for the manufacture of specific products which are terminable at the option of the customer. We view these agreements similar to purchase orders. For these reasons, such agreements are not contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreements to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Securities and Exchange Commission
December 14, 2009

Item 1A. Risk Factors, page 12

General

2.
Several of the subcaptions in your risk factors section fail to adequately describe the effect that the related condition or uncertainty will have on your company. As examples, we note the following subcaptions:

•	“We are dependent on the success of our customers” on page 12;
•	“We may be affected by consolidation in the electronics industry” on page 17;
•	“We are exposed to intangible asset risk” on page 18; and
•	“Impact of Governmental Regulation” on page 19.

Please confirm that in subsequent filings, each risk factor subcaption will adequately describe the effect that the related risk will have on your company. See Item 503(c) of Regulation S-K.

Response:  In future filings, the Company will include a description of the effect that the related risk will have on the Company in the risk factor subcaptions. For example, we might revise the first subcaption to state “We are dependent on the success of our customers. When our customers experience a downturn in their business then we may be similarly affected.”

Part II

Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 22

3.
We note that the amount of dividends you are able to pay is restricted by a credit facility. In your response, please identify the counterparties to the credit facility and briefly describe the restrictions or cross reference to the specific discussion of such restrictions if contained elsewhere in the document. See Item 201(c)(1) of Regulation S-K.

Response:  The Third Amended and Restated Credit Agreement dated as of December 21, 2007 (“the Credit Agreement”) among the Company, the borrowing subsidiaries, the lenders party thereto, JPMorgan Chase Bank, N.A. as administrative agent, collateral agent and issuing lender, Bank of America, N.A., Wells Fargo Bank, N.A. and Comerica Bank as co-documentation agents, and J.P. Morgan Securities Inc. as lead arranger, was filed as Exhibit 10.1 to the Company’s Form 8-K dated December 21, 2007 and filed on December 27, 2007 (Commission file number 1-10560). Section 6.08 of the Credit Agreement restricts the Company and any Restricted Subsidiary (as defined in the Credit Agreement) from the payment of dividends except (i) dividends with respect to their capital stock and (ii) if no default or Event of Default (as such terms are defined in the Credit Agreement) has occurred and is continuing or would occur as a result thereof, and if after giving effect to such dividend, the proforma Leverage Ratio would not exceed 1.75 to 1.0. In Item 7 “Liquidity and Capital Resources” on page 35, we disclose that the Credit Agreement restricts our ability to pay dividends.

4.
As a related matter, please consider including in subsequent filings a discussion of your intention to pay cash dividends in the foreseeable future. If no such intention exists, you should make a statement of that fact in the filing. See Item 201(c)(2) of Regulation S-K.

Response:  In future filings, the Company will include a discussion of our intent to pay cash dividends in the foreseeable future or a statement that no such intention exists.

Securities and Exchange Commission
December 14, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

5.
In subsequent filings, please consider including in the overview to management’s discussion and analysis of financial condition and results of operations a discussion of the anticipated performance of the telecom, industrial control equipment, medical, computing and test instrumentation industries from which you derive your revenues so as to provide investors with a better understanding of your operations. Such a discussion should describe how the anticipated performance of these industries could potentially affect your operations. See Section III.A. of SEC Release No. 323-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we note your earnings conference call for the fourth quarter of fiscal year 2008.

Response:  In future filings, the Company will consider including additional disclosure of how the anticipated performance of the industries we serve could potentially affect our operations. In appropriate situations in which the Company has first-hand knowledge of information with respect to the industries from which we derive our revenues, we may include information in our filings on observable trends in such industries that the Company reasonably expects may have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Summary of 2008 Results, page 28

6.
It appears that you have not included information on sales to customers in the medical services industry. In this regard, we note that sales to the medical services industry accounted for 14%, 13% and 13% of your total revenues for fiscal years ended 2008, 2007 and 2006, respectively. Please advise.

Response:  The increase in sales to customers in the medical services industry of 0.7% in 2008 from 2007 was not considered material.

Critical Accounting Policies And Estimates

Inventory Obsolescence Reserve, page 29

7.
We note in your disclosure here and in your schedule of valuation and qualifying accounts on page 78 that you record an inventory obsolescence reserve. Tell us how you considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB, which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate. Additionally, describe your accounting for sales of specifically reserved inventory in further detail including your accounting for the inventory reserve as these sales occur.

Response:  We reserve for estimated inventory obsolescence as necessary in an amount equal to the difference between the cost of inventory and estimated market value based on assumptions of future demand and market conditions. In accounting for our inventory, these reserves create a new cost basis for the inventory, which cannot subsequently be marked up based on changes in underlying facts or circumstances. Internally, we maintain these reserves in a separate general ledger account (inventory contra account), only to help preserve our detail inventory records in the system that we use for tracking and analysis purposes. The new cost basis for inventory (net of the reserve) is the basis used for subsequent sales of reserved inventory.

We have historically included the inventory obsolescence reserve as part of the valuation and qualifying account schedule, for additional information purposes only.

Securities and Exchange Commission
December 14, 2009

Impairment of Long-Lived Assets, page 30

8.
We note that your annual impairment analysis indicated that the goodwill associated with two of your reporting units was impaired and that you determined the fair value of your reporting units using a discounted cash flow model. We also note that your disclosure on page 53 indicates that the goodwill balances associated with your Americas and Europe reporting units were written off in their entirety during 2008 while there was no impairment recorded for the goodwill balance associated with your Asia reporting unit. Please tell us and disclose in future filings the percentage by which the fair value of your Asia reporting unit exceeded the carrying value as of the date of the most recent test. Include a description of the key assumptions used, how the key assumptions were determined and discuss the degree of uncertainty associated with the key assumptions. Also, tell us how the assumptions used in the discounted cash flow model have changed from the prior year.

Response:  The percentage by which the fair value of our Asia reporting unit exceeded the carrying value in 2008, the most recent test we have performed, was 16%. The annual goodwill impairment review is conducted during the fourth quarter of each year. As of the date of this letter, that evaluation is not yet complete for 2009. The assumptions for the 2009 goodwill impairment evaluation will be developed on a basis consistent with the method used to develop the assumptions for the 2008 goodwill impairment evaluation that is described below.

We assessed the fair value of the reporting units for the 2008 goodwill impairment test, with the assistance of an independent valuation firm, based upon a combination of the income approach (discounted cash flow method) and market approach (market comparable model) methodologies. In concluding on the fair value estimates of our reporting units, the income approach was given a 75% weighting and the market approach was given a 25% weighting based on the quality and suitability of information available in performing the income approach, relative to the market approach.

The income approach methodology utilized by the Company in estimating the fair value of its reporting units for purposes of its goodwill impairment testing required various judgmental assumptions about revenues, operating margins, growth rates, working capital requirements and appropriate discount rate. In determining those judgmental assumptions, the Company considered a variety of data, including—for each reporting unit—its annual budget for the upcoming year, its longer-term business plan, anticipated future cash flows, market data, and historical cash flow growth rates. The key assumptions used to estimate the fair value of the Asia reporting unit under the discounted cash flow method at the time of its December 31, 2008 goodwill impairment test were as follows: (i) revenue growth over a ten year period ranging from 2.5% to 6.3% and the annual compounded average growth rate of 4.8%; (ii) operating margins ranging from 6.4% to 7.1% over a 10 year period; and (iii) a weighted-average cost of capital of 16%.

Under the market approach, the value of our Asia reporting unit was estimated by comparing it to publicly traded firms in similar lines of business and geographic markets. The market approach takes into account, among other things, the market value of total invested capital to EBITDA multiples of comparable companies adjusted to reflect differences in size and growth prospects. The selected multiples were then applied to the present value of our Asia reporting unit’s projected EBITDA for 2009 to arrive at an indicated range of value. This value was then adjusted for a control premium of 25% based on a review of premiums paid for companies similar in nature to our Asia reporting unit and then adjusted for any working capital requirement excess (deficit) to determine a final value under the market approach.

As with any estimation, there are uncertainties related to the assumptions used in these evaluations primarily related to projected revenues and growth rates. We develop our assumptions based on historical trends as well as available customer and market data.

Securities and Exchange Commission
December 14, 2009

Note 1 – Summary of Significant Accounting Policies

(d) Investments, pages 43 - 44

9.
We note in your disclosure that $182.8 million in auction rate securities were reclassified to long-term investments during 2008 due to overall changes in the global credit and capital markets that led to failed auctions. We further note that as of December 31, 2008 you reported a balance of $48.2 million in auction rate securities which reflects $5.3 million in unrealized losses. Please tell us how you considered the disclosure requirements in paragraphs 21(a) and (b) of SFAS 115.

Response:  During 2008, the Company included in the statement of cash flows $292,050,000 in proceeds from sales and maturities of investments. These proceeds in 2008 were from maturities or redemptions of the auction rate securities at par; therefore, there were no realized gains or losses from these transactions.

10.
Additionally, we note that the fair value of each auction rate security was estimated by an independent valuation firm. Please describe for us the nature and extent of the independent valuation firm’s involvement in the determination of the fair value of these assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Response:  Beginning with the Form 10-Q for the quarter ended September 30, 2009, we have revised our disclosure of the determination of the fair value of the auction rate securities to read as follows: “The Company estimated the fair value of each security with the assistance of an independent valuation firm using a discounted cash flow model to calculate the present value of projected cash flows based on a number of inputs and assumptions including the security structure and terms, the current market conditions and the related impact on the expected weighted average life, interest rate estimates and default risk of the securities.”

Part III (as Incorporated by Reference from Definitive Proxy Statement Filed April 14, 2009)

Executive Compensation

Compensation, Discussion and Analysis

Long-term Incentive Compensation, page 15

11.
We note that you made equity awards to Mr. Fu, Mr. Adam and Mr. Daily [sic, Ms. Delly] in 2008. Please tell us how your Compensation Committee determined the amount of each equity award. See Item 402(b)(1)(v) of Regulation S-K.

Response:  Beginning in 2008, our Compensation Committee awarded Mr. Fu, Mr. Adam and Ms. Delly a combination of stock options and restricted stock. To determine the amount for each of these executives, the committee performed a subjective evaluation of each executive’s performance and responsibilities, and also considered market pay survey data, and relativity in pay among the executive officers. In setting executive compensation, our Compensation Committee has not established a set formula or other quantitative policy for allocating between cash and non-cash compensation, establishing the amount of equity awards or in allocating equity awards between stock options and restricted stock. Instead, the committee considers all the above-referenced factors in exercising its discretion to make equity awards.

Securities and Exchange Commission
December 14, 2009

12.
In February 2008, your Compensation Committee approved the use of equity-based incentives that would include restricted stock in addition to stock options. In your response, please tell us the basis for allocating compensation to each different form of award. See Item 402(b)(2)(iii) of Regulation S-K. Please also describe your policies for allocating between cash and non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K.

Response:  See response to question 11 above.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at (979) 848-5204.

Sincerely,

Benchmark Electronics, Inc.

By: /s/ Cary T. Fu

Cary T. Fu
Chief Executive Officer

Cc:	Donald F. Adam, Chief Financial Officer, Benchmark Electronics, Inc.
Kenneth S. Barrow, General Counsel, Benchmark Electronics, Inc.
Cravath, Swaine & Moore LLP
KPMG LLP